Via Facsimile and U.S. Mail
Mail Stop 6010

June 4, 2008

Mr. Wayne S. DeVeydt
Executive Vice President and
Chief Financial Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Re: Wellpoint, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File Number: 001-16751

Dear Mr. DeVeydt:

We have reviewed your filings and have the following comments. We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Financial Statements

Consolidated Statements of Cash Flows

1.   Please tell us why you present the securities lending activities in investing
        activities and financing activities when these transactions appear to be non-cash
        items.

Form 10-Q for the period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

VII. Critical Accounting Policies and Estimates

Investments, page 30

2.   You disclose that fair values of certain of your investments are obtained from
        independent pricing services. It appears that the pricing service determines fair
        value for these investments rather than management:

        •   If this is not the case, please revise your disclosure to clarify.
        •   In either case, please describe the techniques and disclose the assumptions
            used to determine fair value for these investments.

        Further, while you are not required to indicate or infer that the independent
        pricing service determines fair value, when you do, you must also disclose its
        name. If you include its name in or incorporate it by reference into a 1933
        Securities Act filing, you will also need to include the consent of the independent
        pricing service.

3.   Please disclose the amount of securities that are guaranteed by third parties along
        with the credit rating with and without the guarantee. Also disclose any
        significant concentration in a guarantor both direct exposure (i.e. investments in a
        guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

                                    * * * *

        Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your responses to our

comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant